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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------



                        IMPERIAL HOLLY CORPORATION
- --------------------------------------------------------------------------
                             (Name of Issuer)

  COMMON STOCK, WITHOUT PAR VALUE                   452835AA9
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                           Steven D. Rubin, Esq.
                        Weil, Gotshal & Manges LLP
                         700 Louisiana, Suite 1600
                           Houston, Texas 77002
                              (713) 546-5030
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               July 25, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Check the following box if a fee is being paid with the statement   [x].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     Continued on the following pages

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 CUSIP No.                               13D


     1     NAME OF REPORTING PERSON:    Greencore Group plc
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Ireland
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     3,800,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       3,800,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,800,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  26.9%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.                               13D


     1     NAME OF REPORTING PERSON:    Earlsfort Holdings B.V.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Netherlands
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     3,800,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       3,800,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,800,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  26.9%

    14     TYPE OF REPORTING PERSON:    CO

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     ITEM 1.  SECURITY AND ISSUER

               This statement relates to the common stock, without par value ("Common Stock"), of Imperial Holly Corporation, a Texas corporation (the "Issuer"). The address of the Issuer's principal executive office is One Imperial Square, Suite 200, P.O. Box 9, Sugar Land, Texas 77487.

     ITEM 2.  IDENTITY AND BACKGROUND

               The persons filing this statement are Greencore Group plc, a corporation organized under the laws of the Republic of Ireland ("Greencore"), and Earlsfort Holdings B.V., a corporation organized under the laws of the Netherlands ("Earlsfort" and, together with Greencore, the "Filing Persons"). Greencore's principal business is the supply of primary foods and related products, food ingredients and prepared foods to industrial and consumer markets. Earlsfort is an indirect wholly-owned subsidiary of Greencore and is a holding company which owns (directly and indirectly) shares of non-Irish subsidiaries through which Greencore conducts certain of its operations. The address of Greencore's principal business and its principal office is St. Stephen's Green House, Earlsfort Terrace, Dublin 2, Ireland. The name, business address, present principal occupation and citizenship of each executive officer and director of Greencore are set forth on Schedule A. The address of Earlsfort's principal business and its principal office is Amsteldijk 166, 1079 LH, Amsterdam, The Netherlands. The name, business address, present principal occupation and citizenship of each executive officer and director of Earlsfort are set forth on Schedule B. Other than Greencore's executive officers and directors, there is no other person ultimately controlling
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


     Greencore. Other than Greencore and Earlsfort's executive officers and directors, there is no other person ultimately controlling Earlsfort. There is no corporation or other person ultimately in control of Greencore.

               Neither Greencore nor Earlsfort, nor any executive officer or director thereof, has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The aggregate purchase price for the 3,800,000 shares of Common Stock is $50,350,000. The Filing Persons will obtain such funds from their available working capital.

     ITEM 4.   PURPOSE OF TRANSACTION

               The Filing Persons plan to acquire the Common Stock pursuant to, and upon the satisfaction of the conditions precedent set forth in, the Stock Purchase Agreement, dated as of July 25, 1996 (the "Purchase Agreement"), among the Filing Persons and the Issuer. The Filing Persons are acquiring the Common Stock in order to obtain an equity position in the Issuer.

               Depending on the price and availability of shares of the Common Stock, future developments at, and pertaining to, the Issuer, other investment and business opportunities available to the Filing Persons and general economic conditions, and subject to the terms of the Investor Agreement to be entered into by and among the Filing Persons and the Issuer (the "Investor Agreement"), the Filing Persons, or their affiliates, may determine to purchase, in the open market, in privately negotiated transactions, or otherwise, additional shares of Common Stock. Depending on such factors, and subject to the terms of the Investor Agreement, the Filing Persons also may determine to sell in the open market, in privately negotiated transactions, or otherwise, all or part of their Common Stock.

               The Investor Agreement contains, among other things, significant restrictions on the ability of the Filing Persons to acquire additional shares of Common Stock, dispose of their shares of Common Stock and with respect to the voting and other actions taken in respect of their shares of Common Stock. Upon the consummation of the transactions contemplated by the Purchase Agreement, two designees of the Filing Persons will be appointed as directors of the Issuer. The Investor Agreement provides that, until such time as the Filing Persons hold less than 15% of the Voting Power (as therein defined) of the Issuer, the Issuer will cause to be included in its annual proxy materials persons designated by the Filing Persons ("Designees") as nominees for election to the Issuer's Board of Directors such that two of the Issuer's directors constitute Designees, and will solicit proxies from its shareholders for the Designees. Reference is hereby made to Item 6 for a more detailed description of the Purchase Agreement and the Investor Agreement.

     ITEM 5.   INTEREST IN SECURITIES OF ISSUER

               (a) As of the close of business on August 2, 1996, pursuant to their right to acquire 3,800,000 shares of the Common Stock, the Filing Persons may be deemed to beneficially own in the aggregate 3,800,000 shares of the Common Stock, which constitutes approximately 26.9% of the outstanding shares of Common Stock. The Filing Persons' percentage ownership is based on 10,315,070 shares of Common Stock outstanding as of June 3, 1996, as set forth in the Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, plus the 3,800,000 shares of Common Stock to be acquired by the Filing Persons, which shares are deemed to be outstanding.

               To the best of the Filing Persons' knowledge and belief, none of the executive officers or the directors of any of the Filing Persons beneficially own any shares of the Common Stock.

               (b) Pursuant to their joint right to acquire the Common Stock pursuant to the Purchase Agreement, the Filing Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the 3,800,000 shares of Common Stock of which the Filing Persons are the beneficial owners. Reference is hereby made to
     Item 6 for a description of the voting agreement among the Filing Persons and the Issuer contained in the Investor Agreement.

               (c) There have been no transactions in the Common Stock within the last 60 days by the Filing Persons or, to the best of the Filing Persons' knowledge and belief, by any of the executive officers or the directors of the Filing Persons.

               (d) The Filing Persons do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock to be acquired by the Filing Persons.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

               Pursuant to the Purchase Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, the Filing Persons have the right, subject to the satisfaction of certain conditions precedent, to purchase in the aggregate 3,800,000 shares of the Common Stock. Such conditions precedent include, among other things, the termination or expiration of the waiting period applicable to the purchase of the Common Stock under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the listing on the American Stock Exchange of the shares of Common Stock to be purchased. In connection with the execution of the Purchase Agreement, the Board of Directors of the Issuer adopted a resolution determining that for purposes of the Issuer's Rights Agreement, dated as of September 14, 1989, as amended by Amendment, dated January 27, 1995 (the "Rights Agreement"), the ownership percentage with respect to the Filing Persons and their affiliates for purposes of the definition of "Acquiring Person" in the Rights Agreement shall be 30% so long as the Investor Agreement has not terminated and 35% from and after such termination until such time (subject to certain exceptions) as the Filing Persons and their affiliates beneficially own less than 15% of the then outstanding shares of the Common Stock at which time such percentage shall become 15%.

               Upon the closing of the acquisition contemplated by the Purchase Agreement, the Filing Persons and the Issuer have agreed to enter into a Registration Rights Agreement and an Investor Agreement, which are attached hereto as Exhibits A and B, respectively, to the Purchase Agreement, and are incorporated herein by reference. The Registration Rights Agreement gives the holders of Registrable Securities (as therein defined) the right, subject to certain conditions, to (i) register their Registrable Securities pursuant to a registration proposed by the Issuer for its own account or for the account of any other person, subject to customary "cut-backs" and (ii) demand that the Issuer effect up to two registrations of Registrable Securities, which registrations must cover at least 35% of the shares of Registrable Securities then outstanding.

               The Investor Agreement contains restrictions on the Filing Persons' right to (i) acquire shares of Common Stock such that the Filing Persons and their affiliates would, in the aggregate, hold 30% or more of the Voting Power (as therein defined) of the Issuer, (ii) solicit proxies with respect to securities of the Issuer, (iii) take any public action for the purpose of convening a shareholders meeting of the Issuer, (iv) make certain public announcements relating to the acquisition of voting securities of the Issuer, (v) deposit voting securities of the Issuer into a trust or subject the same to voting agreements, (vi) form or participate in a group for the purpose of acquiring, holding, voting or disposing of securities of the Issuer,
     (vii) disclose publicly any intention inconsistent with the foregoing or (viii) enter into any discussions or understandings with any third party with a view to any action prohibited by any of the foregoing.
               The Investor Agreement also restricts the Filing Persons' right to sell, transfer any beneficial interest in, pledge, hypothecate or otherwise dispose any shares of the Common Stock or other voting securities of the Issuer except (i) to wholly-owned subsidiaries of the Filing Persons, (ii) with the prior written consent of the Independent Directors (as therein defined) of the Issuer, (iii) pursuant to a tender or exchange offer recommended to the shareholders by the Independent Directors, (iv) in a transaction involving no more than 2% of the Voting Power of the Issuer, (v) in a bona fide, widely distributed, underwritten public offering pursuant to a registration statement permitted by the Registration Rights Agreement, (vi) into a tender or exchange offer not approved by the Issuer's Board of Directors, pursuant to which, if consummated, the offeror would beneficially own more than 50% of the Voting Power,
     (viii) pursuant to a merger or consolidation in which the Issuer is acquired, or sale of all or substantially all of the Issuer's assets to another corporation or any other transaction approved by the Issuer's Board of Directors, or (viii) to other persons, provided that the Issuer shall have a right of first offer to purchase such securities. Any proposed sale or other disposition of voting securities pursuant to clause (ii) or (vi) above is subject to the Issuer's right to purchase such securities pursuant to the right of first refusal set forth in the Investor Agreement.

               The Investor Agreement provides that Filing Persons shall vote all voting securities directly or indirectly owned by them in the manner recommended to shareholders by the Issuer's Board of Directors in connection with the election of directors of the Issuer. The Investor Agreement shall terminate upon the earlier to occur of the fifth anniversary of the date of the Investor Agreement, the date on which the Filing Persons
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


     beneficially own less than 8% of the Voting Power and upon certain other circumstances specified therein.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

               Exhibit 1 - Stock Purchase Agreement among the Filing

     Persons and the Issuer (including forms of the Registration Rights Agreement and the Investor Agreement as Exhibit A and B thereto, respectively).

               Exhibit 2 - Joint Filing Agreement, dated August 2, 1996.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   GREENCORE GROUP PLC


      August 2, 1996               By:   /s/  Kevin O'Sullivan
     -----------------------          -------------------------------------
            Date                      Name:  Kevin O'Sullivan
                                      Title  Chief Financial Officer and
                                             Director

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   EARLSFORT HOLDINGS B.V.


      August 2, 1996               By:  /s/  Kevin O'Sullivan
     -----------------------          -------------------------------------
            Date                      Name:  Kevin O'Sullivan
                                      Title: Managing Director

                                   SCHEDULE A
                                   ----------

               The name, present principal occupation and business address of the directors and executive officers of Greencore Group plc are set forth below. Kevin O'Sullivan is a citizen of Great Britain. All other executive officers and directors named below are citizens of the Republic of Ireland.

                      Present
                      Principal                 Business
     Name             Occupation                Address
     B. M. Cahill     Chairman of Greencore     St. Stephen's
     Chairman         Group plc and Chairman    Green House,
                      of Aer Lingus Group       Earlsfort Terrace,
                      plc, the national         Dublin 2, Ireland
                      airline of Ireland

     A. D. Barry      Chairman of CRH plc, a    42 Fitzwilliam
     Non-Executive    cement manufacturer       Square
     Director                                   Dublin 2, Ireland

     E. D. Galvin     Chairman of Waterford     1/2 Upper Hatch
     Non-Executive    Crystal Limited, a        Street
     Director         crystal manufacturer      Dublin 2, Ireland

     M. Rafferty      Chairman of United        Belgard Road,
     Non-Executive    Drug plc, a               Tallaght
     Director         pharmaceutical            Dublin 4, Ireland
                      distributor

     R. D. Scott      Non-Executive Director    Coppins, Herley
     Non-Executive    of Greencore Group plc    Field
     Director                                   Douglas Cork,
                                                Ireland

     S. J. Sheehy     Professor of              University College
     Non-Executive    Agricultural Economics    Dublin
     Director         at University College     Belfield
                      Dublin, a public          Dublin 4, Ireland
                      university

     J. J. Stakelum   Management Consultant     17 Clyde Road,
     Non-Executive    at Business               Ballsbridge
     Director         Enterprises Ltd.          Dublin 4, Ireland

     D. J. Dilger     Chief Executive of        St. Stephen's
     Director and     Greencore Group plc       Green House,
     Chief Executive                            Earlsfort Terrace,
                                                Dublin 2, Ireland

     K.C. O'Sullivan  Chief Financial           St. Stephen's
     Director and     Officer of Greencore      Green House,
     Chief Financial  Group plc                 Earlsfort Terrace,
     Officer                                    Dublin 2, Ireland

     B. J. Power      Chief Administrative      St. Stephen's
     Director and     Officer of Greencore      Green House,
     Chief            Group plc                 Earlsfort Terrace,
     Administrative                             Dublin 2, Ireland
     Officer

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

                                   SCHEDULE B
                                   ----------
               The name, present principal occupation, business address and citizenship of the directors and executive officers of Earlsfort Holdings B.V. are set forth below.

                   Present
                   Principal        Business
      Name         Occupation       Address      Citizenship

      Shareen      Lawyer at        Amsteldijk    The Netherlands
      Pertet       IMFC B.V.        166
      Gentil                        1079 LH,
      Managing                      Amsterdam
      Director                      The
                                    Netherlands

      Henry        Lawyer at        Amsteldijk    The Netherlands
      Samuel       IMFC B.V.        166
      Leijesdorff                   1079 LH,
      Managing                      Amsterdam
      Director                      The
                                    Netherlands

      Johanna      Legal            Amsteldijk    The Netherlands
      Maria        Assistant at     166
      Managing     IMFC B.V.        1079 LH,
      Director                      Amsterdam
                                    The
                                    Netherlands

      Christina    Legal            Amsteldijk    The Netherlands
      Rasing       Assistant at     166
      Managing     IMFC B.V.        1079 LH,
      Director                      Amsterdam
                                    The
                                    Netherlands

      Benjamin     Chief            St.           Ireland
      John Power   Administrative   Stephen's
      Managing     Officer          Green
      Director     of Greencore     House,
                   Group plc        Earlsfort
                                    Terrace,
                                    Dublin 2
                                    Ireland

      Kevin Clive  Chief            St.           Great Britain
      O'Sullivan   Financial        Stephen's
      Managing     Officer of       Green
      Director     Greencore        House,
                   Group plc        Earlsfort
                                    Terrace,
                                    Dublin 2
                                    Ireland


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                                  EXHIBIT INDEX
                                  -------------



     Name of Exhibit
     ---------------

     Exhibit 1 - Stock Purchase Agreement

     Exhibit 2 - Joint Filing Agreement